Exhibit 23.1

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., the references to our audits of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at September 30, 2014, and the inclusion of our corresponding audit letter, dated October 27, 2014, in the Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended September 30, 2014, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated October 27, 2014, in Matador Resources Company’s Form S-8 (File No. 333-180641) and in Matador Resources Company’s Forms S-3 (File No. 333-187808 and File No. 333-196178).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
November 6, 2014